EXHIBIT 99.1

Company Contacts:

Katia Fontana
Vice President and Chief Financial Officer
(514) 397-2592

For all press and media inquiries, please contact:

OverCat Communications
Audrey Hyams Romoff, ahr@overcat.com, (647) 223-9970
Gillian DiCesare, gd@overcat.com,
(647) 223-5590
Chelsea Brooks, cb@overcat.com,
(289) 221-6006

BIRKS GROUP ANNOUNCES PHASED RE-OPENING OF MAISON BIRKS STORES ACROSS CANADA

Montreal, Quebec. June 11, 2020 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI) announced today that after temporarily closing all of its Maison Birks stores across Canada due to COVID-19 in March 2020, the Company is gradually welcoming guests back to select store locations where permitted. The Company is taking a measured approach, carried out week-by-week, market-by-market, in accordance with the directives of local government and public health authorities. As of today, the Company has reopened 18 of its 30 stores across Canada.

“We are pleased to announce to our clients that our Maison Birks stores are gradually reopening,” said Jean-Christophe Bédos, President and Chief Executive Officer of the Company. “The health and safety of our employees and guests remain our top priority during these unprecedented times. We have put in place additional measures to provide a safe shopping environment for all.”

To ensure the health and safety of its guests and employees as stores reopen, the Company has put into place hygiene protocols and enhanced its store environment and operating procedures. These measures include:

•	The wearing of protective equipment by the Company’s sales professionals.

•	Limiting the number of clients in store.

•	Practicing 2- metre physical distancing.

•	Installation of a hygiene station in every store.

•	Encouraging digital payment over cash.

•	Frequent cleansing of client touch points and merchandise and sanitization of service areas prior to opening each day.

As stores reopen, the concierge service remains available for clients who prefer to shop by phone at +1 (855) 873-7373. As always, clients will be able to continue shopping from their home at MaisonBirks.com and benefit from direct complimentary shipping to their door.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. The Company operates 27 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand and two retail locations in Vancouver under the Graff and Patek Philippe brands. Birks Collections are available at Mappin & Webb and Goldsmiths in the United Kingdom in addition to several jewellery retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces, and gifts. Additional information can be found on the Company’s web site, www.birks.com

Forward Looking Statements

This press release contains certain “forward-looking” statements. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide novel coronavirus (COVID-19) outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of its shares; (ii) a decline in consumer spending or deterioration in consumer financial position; (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program and (vi) the Company’s ability to execute its strategic vision. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on

Form 20-F filed with the Securities and Exchange Commission on June 24, 2019 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.